PUBLIC

allBS

17009830

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

SEC FILE NUMBER
8-16429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROTHSCHILD INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 6500
(No. and Street)

Chicago	IL	60606-6618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradley C. Drake, Executive Vice President & Chief Financial Officer
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM USA LLP
(Name – *if individual, state last, first, middle name*)

1 S Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bradley C. Drake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROTHSCHILD INVESTMENT CORPORATION, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SUZANNE M JESSUP
Notary Public - State of Illinois
My Commission Expires Dec 2, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

Report of Independent Registered Public Accounting Firm RSM US LLP

To the Board of Directors
Rothschild Investment Corporation

We have audited the accompanying statement of financial condition of Rothschild Investment Corporation (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rothschild Investment Corporation as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 27, 2017

Rothschild Investment Corporation

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	365,878
Receivable from and deposit with clearing broker		575,947
Securities owned, at fair value		2,612,931
Furniture, equipment and leasehold improvements		
(net of accumulated depreciation and amortization of $510,102)		87,498
Prepaid expenses		167,996
Other assets		270,352
Total assets	$	4,080,602
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	917,343
Deferred rent		59,423
Total liabilities		976,766
Stockholders' equity		3,103,836
Total liabilities and stockholders' equity	$	4,080,602

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

Nature of organization: Rothschild Investment Corporation (the Company) is a registered securities broker-dealer and a registered investment advisor. As a broker-dealer, the Company provides brokerage services to retail and institutional customers located primarily throughout the Midwestern United States, with customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company's designated examining authority is the Financial Industry Regulatory Authority ("FINRA"). As an investment adviser, the Company provides investment management services to individuals, trusts and retirement plans.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows the Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Recently issued accounting policy: On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, with an effective date for annual reporting periods beginning after December 15, 2017 (including interim periods within that reporting period) for public business entities. Management is currently evaluating the impact the new standard will have on its operations.

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases* (*Topic 843*) (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing agreements. Under ASU 2016-02, a lessee will recognize on the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. For public business entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the impact this ASU will have on the Company's statement of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are recorded at cost. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or the economic useful lives of the improvements.

Deferred rent: Operating lease obligations, including incentives, are amortized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between recognized rent expense and actual cash payments for rent. The amount of deferred rent at December 31, 2016 is $59,423.

Revenue recognition: The Company's principal estimates relate to the development or determination of the following:

- Investment advisory fees are based on contractual rates applied to assets managed and recognized as earned.
- Commissions and related clearing expenses are recorded on a trade-date basis.
- Commissions revenue also include mutual fund revenues consisting primarily of 12b-1 distribution and/or service fees from open-end funds, and sales charges earned on open-end funds.
- Distribution service fees are accrued monthly as services are provided and amounts are determinable. Sales charges are recorded on trade date.
- Realized gains and losses are recorded on a trade date basis and are calculated as the difference between the proceeds received and the cost basis.
  Unrealized gain/loss is based on securities stated at fair value with the related change shown on the income statement.
- Interest income is recognized on an accrual basis.
- Dividend income is recognized on the ex-dividend date.

Income taxes: The Company has elected to be treated as a qualified subchapter "S" corporation under the Internal Revenue Code. As a result, the Company does not pay any federal corporate income taxes. Instead, stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2016 management has determined that there are no material uncertain tax positions.

The Company is generally not subject to examination by the U.S. Federal and state tax authorities for tax years before 2013.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Receivable from and Deposit with Clearing Broker

The Company clears customer transactions on a fully disclosed basis and proprietary transactions through the Company's clearing broker.

Amounts receivable from and on deposit with the clearing broker at December 31, 2016, consist of the following:

Cash	$	138,758
Money market funds		260,763
Deposit		100,000
Interest receivable		76,426
	$	575,947

The deposit is required to be maintained in accordance with the Company's agreement with the clearing broker.

At December 31, 2016, cash on deposit with the Company's clearing broker may serve as collateral for amounts due to the clearing broker and securities sold short, not yet purchased, if any.

Note 3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Financial assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial investment.

Note 3. Fair Value Measurements (Continued)

The following table presents the Company's financial assets and liabilities measured at fair value at December 31, 2016 using the fair value hierarchy:

Description	Level 1	Total
Assets		
Receivable from and deposit with clearing broker		
Money market funds	$ 260,763	$ 260,763
Securities owned		
Equity securities	2,612,931	2,612,931
	$ 2,873,694	$ 2,873,694

Equity securities are traded on a national securities exchange and are stated at the last reported sales price on the day of valuation. Money market funds are valued based on the published net asset value per share on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

As of and for the year ended December 31, 2016, the Company had no financial instruments categorized as Level 2 or Level 3 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2016, consisted of the following:

Furniture and equipment	$	242,216
Leasehold improvements		355,384
		597,600
Less accumulated depreciation and amortization		(510,102)
	$	87,498

Note 5. Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement which was extended in 2016 and expires in March 2022. The future minimum annual rentals, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are as follows:

2017	$	379,253
2018		388,734
2019		398,453
2020		408,414
2021		418,624
2022		105,298
	$	2,098,776

In the normal course of business, the Company is subject to litigation, claims and regulatory and arbitration matters. The Company vigorously defends against these matters, and in the opinion of management, the resolution of these matters will not result in any material adverse effect on the Company's financial position.

Note 6. Profit Sharing Plan

The Company has a discretionary profit sharing plan that covers all eligible employees. Profit sharing amounts may be contributed at the option of the Company's Board of Directors.

The Company earns commissions from executing trades for the profit sharing plan. In addition, investment advisory fees for services rendered to the plan were absorbed by the Company.

Note 7. Related Party

The Company provides brokerage and investment services to certain shareholders and executive officers and their family members. Advisory fees are waived and commissions charged may be reduced.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 9. Financial Instruments with Off-Balance-Sheet Risk

Customers' transactions are introduced to and cleared through Pershing, LLC, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Company monitors such risk on a daily basis.

The receivable from and deposit with the clearing broker, and cash equivalents held by the clearing broker, resulting from the Company's trading and brokerage activities, represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or clearing broker. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash in its trading accounts at its clearing broker and in bank deposit accounts. The cash in bank deposit accounts may at times exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $1,750,310 which was $1,500,310 in excess of its required net capital $250,000. The Company's net capital ratio was 0.56 to 1.